EXHIBIT 99.1

SEABRIDGE GOLD
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 28, 2014

Seabridge Gold Renews Shelf Prospectus and Refiles Certain Disclosure Documents

Toronto, Canada… The Company announced today that it has filed a final short form base shelf prospectus with the securities commissions in each of the provinces of Ontario, Alberta and British Columbia, and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (SEC). This filing renews the shelf prospectus that had previously been filed and will allow Seabridge to make offerings of common shares up to an aggregate total of Cdn$100 million during the 25-month period that the base shelf prospectus remains effective. The common shares may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement and, subject to applicable regulations, may include at-the-market distributions, public offerings or strategic investments.

After reviewing Seabridge’s disclosure documents in connection with its review of the preliminary base shelf prospectus filed by Seabridge in July, 2014, the Ontario Securities Commission required Seabridge to file revised versions of the KSM Pre-Feasibility Study report of June, 2012 and the Courageous Lake Pre-Feasibility Study report of September, 2012 in order to state the economic evaluation in each report on an after-tax basis. The economic evaluation in those reports had been prepared on a pre-tax basis, which was considered customary at the time of their initial filing. Accordingly, Seabridge has used the same capital and operating cost estimates contained in the original reports and has estimated the amount of the provincial mineral taxes payable on production from the projects and the provincial and federal corporate taxes payable on estimated profits from the projects and has incorporated those amounts into an after-tax economic evaluation. The Revised KSM Pre-Feasibility Study and the Revised Courageous Lake Pre-Feasibility have now been filed on SEDAR (available at www.sedar.com).

Since the filing of the initial version of the KSM PFS Report, Seabridge has also filed a Technical Report supporting an initial resource estimate for the Deep Kerr zone. The revised KSM PFS Report therefore also includes a summary of the Deep Kerr Resource Report.

In addition, because the original pre-tax economic evaluations of the KSM and Courageous Lake Projects were summarized in Seabridge’s most recent Annual Information Form (AIF), Seabridge has revised and refiled its AIF to reflect the after-tax economic evaluations presented in the revised technical reports on SEDAR, as well as to update certain of the information in the AIF. The Revised AIF is also available at www.sedar.com and on EDGAR at www.sec.gov.

Finally, information on the Seabridge website, including its corporate presentations, referred to the pre-tax economic evaluations and did not include, in all cases, all of the details required by NI 43-101. This information has been revised to include the additional information required by NI 43-101.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net